                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC  20549

                               --------------

                                SCHEDULE 13D
                               (RULE 13d-101)
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO.              )(1)
                                       -------------

                               SCOOT.COM PLC
-------------------------------------------------------------------------------
                              (Name of Issuer)

                   Ordinary Share of Pound Sterling .02 each
-------------------------------------------------------------------------------
                       (Title of Class of Securities)


-------------------------------------------------------------------------------
                              (CUSIP Number)

                              William S. Haft
                        Watson, Farley & Williams
                             380 Madison Avenue
                        New York, New York  10017
-------------------------------------------------------------------------------
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             July 31, 2000
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

      NOTE.  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 10 Pages)



--------------

    (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

-----------------------------                     ---------------------------
CUSIP No.                    |        13D        |    Page 2 of 10 Pages     |
-----------------------------                     ---------------------------
-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Vivendi S.A.
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                     (b)  / /
-------------------------------------------------------------------------------
  3   SEC USE ONLY
-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      WC
-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                / /
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      France
-------------------------------------------------------------------------------
   NUMBER OF    7   SOLE VOTING POWER
    SHARES          186,761,031
-------------------------------------------------------------------------------
  BENEFICIALLY  8   SHARED VOTING POWER
    OWNED BY        0
-------------------------------------------------------------------------------
     EACH       9   SOLE DISPOSITIVE POWER
  REPORTING         186,761,031
-------------------------------------------------------------------------------
 PERSON WITH   10   SHARED DISPOSITIVE POWER
                    0
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      186,761,031
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                     / /
-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.2%
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON *

      CO
-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is ordinary shares of pounds sterling .02 each ("Shares") of Scoot.com plc (the "Issuer" or "Scoot"). The Issuer is an English public limited company whose principal executive offices are located at Information House, Parkway Court, Oxford OX4 2JY, England.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by Vivendi S.A. ("Vivendi") with respect to 186,761,031 Shares.

         Vivendi is a French public company whose principal office is located at 42 avenue de Friedland, 75008 Paris, France. The principal business of Vivendi is in the communication sector, primarily in Europe, where it has interests in telecommunications and in multi media publishing. In addition, Vivendi's activities include water distribution, waste management, thermal energy supply and building and construction projects.

         On June 19, 2000 Vivendi announced a proposed merger with The Seagram Company Ltd. and Canal Plus that will create Vivendi Universal, a media and telecommunications company. The merger is subject to applicable regulatory and corporate approval.

         The attached Schedule A is a list of the executive officers and directors of Vivendi which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
(iv) place of citizenship.

         During the last five years, neither Vivendi nor any person named in Schedule A has been:

(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or

(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On 17 November 1999, Vivendi purchased 5,000,000 Shares on the market of the London Stock Exchange at a price of L0.85 per Share. The total consideration for these shares was L4,250,000.

         On 18 November 1999, Vivendi purchased 8,000,000 Shares on the market of the London Stock Exchange at a price of L0.70 per Share. The total consideration for these shares was L5,600,000.

         On 17 January 2000, Vivendi subscribed for 15,000,000 Shares pursuant to a Framework Agreement entered into between Vivendi and Scoot on 14 January 2000 (the "Framework Agreement"). The shares were subscribed by Vivendi at a price of L0.70 per Share. The total consideration for these shares was L10,500,000.

         On 21 March 2000, Vivendi purchased 500,000 Shares on the market of the London Stock Exchange at a price of L2.65 per Share. The total consideration for these shares was L1,325,000.

         On 22 March 2000, Vivendi purchased 600,000 Shares on the market of the London Stock Exchange at a price of L2.65 per Share. The total consideration for these shares was L1,590,000.

         On 23 March 2000, Vivendi purchased 800,000 Shares on the market of the London Stock Exchange at a price of L2.45 per Share. The total consideration for these shares was L1,960,000.

         On 24 March 2000, Vivendi purchased 950,000 Shares on the market of the London Stock Exchange at a price of L2.66 per Share. The total consideration for these shares was L2,527,000.

         On 5 April 2000, Vivendi subscribed for 27,777,777 Shares pursuant to the Framework Agreement. The shares were subscribed by Vivendi at a price of L0.90 per Share. The total consideration for these shares was L24,999,999.30.

         On 5 April 2000, Vivendi was granted warrants to subscribe for (i) 10,000,000 Shares at a price of L1.92 per Share (the "First Warrants"), (ii) 23,000,000 Shares at a price of L2.50 per Share (the "Second Warrants") and
(iii) 10,000,000 Shares at a price of L5.00 per Share (the "Third Warrants" and together with the First Warrants and the Second Warrants, the "Warrants"). The Warrants were issued at nil consideration.

         On 5 April, Vivendi exercised the First Warrants and 10,000,000 Shares were issued to Vivendi for a total consideration of L19,200,000.

         On 26 May 2000, Vivendi purchased 133,254 Shares on the market of the London Stock Exchange. The total consideration for these shares was L191,885.76.

         On 28 July 2000, Vivendi subscribed for 70,000,000 Shares pursuant to a Subscription Agreement entered into between Vivendi and Scoot on 12 June 2000. The shares were subscribed by Vivendi at a price of L2.30 per Share and issued to Vivendi on 31 July 2000. The total consideration for these shares was L161,000,000.

         On 28 July 2000, Vivendi exercised 15,000,000 of the Second Warrants. 15,000,000 Shares were issued to Vivendi on 31 July 2000 for a total consideration of L37,500,000. 8,000,000 of the Second Warrants are still outstanding.

         On 31 July 2000, Vivendi was granted warrants to subscribe for 15,000,000 Shares at a price of L5.00 per Share. These warrants were issued at nil consideration.

         The source of funds for each of the acquisitions of Shares described above was working capital. No part of the amount of such funds is represented by borrowed funds.

ITEM 4.  PURPOSE OF TRANSACTION

         The securities of the Issuer referred to in this statement were acquired by Vivendi for investment purposes.

         While Vivendi has no present plans or proposals which relate to, or would result in, the acquisition or disposition by any person of securities of the Issuer, the investments in the Issuer by Vivendi will be periodically reviewed and at any time the amount of such investments may be increased, through open market purchases or otherwise, or decreased. Except as otherwise set out in this statement, Vivendi does not at the present time have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, re-organization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) A class of securities of the Issuer being de-listed from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)   Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As at the date hereof, Vivendi is the beneficial owner of 186,761,031 Shares. This number represents 27.2% of the issued Shares, based on 687,086,992 Shares issued and outstanding at July 31, 2000.

      To the best of Vivendi's knowledge, no person listed in Schedule A beneficially owns any Shares.

(b) Vivendi has sole power over and sole power to dispose of all 186,761,031 Shares beneficially owned by it.

(c) There have been no transactions effected by Vivendi in the Shares in the past 60 days other than the transactions described at Item 3 above.

(d) No person is known by Vivendi to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 186,761,031 Shares.

(e) Not applicable. Vivendi has not ceased to be the beneficial owner of more than 5% of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        There are no contracts, arrangements, understandings or relationships
(i) between Vivendi and any other person with respect to any securities of the Issuer or (ii) between any of the persons listed in Schedule A or between any of the persons listed in the Schedule and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   August 10, 2000
                                       ---------------------------------------
                                                        (Date)

                                              /s/ Jean-Francois Dubos
                                       ---------------------------------------
                                                     (Signature)

                                                  General Secretary
                                       ---------------------------------------
                                                     (Name/Title)

                                 SCHEDULE A

                                VIVENDI S.A.

Each person named below is a director or executive officer of Vivendi, whose principal business is described under Item 2 above. Except as otherwise set forth below, the principal business address of each person is the address of Vivendi set forth in Item 2 above.


                                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                                NAME, PRINCIPAL BUSINESS AND ADDRESS OF
                                                ANY CORPORATION OR OTHER ORGANIZATION
                                                IN WHICH SUCH EMPLOYMENT IS CONDUCTED
NAME                             CITIZENSHIP    IF OTHER THAN VIVENDI S.A.
-----------------------------    -------------- -----------------------------------------
Jean-Marie Messier                French        Chairman of the Board of Directors
                                                President Directeur General
                                                VIVENDI

Eric Licoys                       French        Chief Operating Officer and Director
                                                VIVENDI
                                                President Directeur General
                                                HAVAS
                                                31, rue du Colisee
                                                75008 Paris

Jean-Louis Guy Henry Beffa        French        Director of VIVENDI
                                                President Directeur General
                                                SAINT GOBAIN
                                                "Les Miroirs" Cedex 27
                                                92096 Paris la Defense

Rene Francois Thomas              French        Director of VIVENDI
                                                President d'Honneur
                                                BNP
                                                16, boulevard des Italiens
                                                75009 Paris

Marc Andre Dominique Vienot       French        Director of VIVENDI
                                                President d'Honneur
                                                SOCIETE GENERALE
                                                Tour Societe Generale
                                                92972 Paris la Defense

Jacques Friedmann                 French        Director of VIVENDI
                                                80, avenue de Breteuil
                                                75001 Paris

                                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                                NAME, PRINCIPAL BUSINESS AND ADDRESS OF
                                                ANY CORPORATION OR OTHER ORGANIZATION
                                                IN WHICH SUCH EMPLOYMENT IS CONDUCTED
NAME                             CITIZENSHIP    IF OTHER THAN VIVENDI S.A.
-----------------------------    -------------- -----------------------------------------
Bernard Jean Etienne Arnault      French        Director of VIVENDI
                                                President Directeur General
                                                L V M H
                                                30, avenue Hoche
                                                75008 Paris

Philippe Foriel-Destezet          French        Director of VIVENDI
                                                President
                                                AKILA
                                                52, rue de la Bienfaisance
                                                75008 Paris

Simon Murray                      English       Director of VIVENDI
                                                Chairman
                                                SIMON MURRAY & Company
                                                Princes House
                                                38 Jermyn Street
                                                London SW1Y 6DT

Serge Tchuruk                     French        Director of VIVENDI
                                                President
                                                ALCATEL ALSTHOM
                                                54, rue de la Boetie
                                                75008 Paris

Henri Lachmann                    French        Director of VIVENDI
                                                President Directeur General
                                                SCHNEIDER
                                                43-45, boulevard F. Roosevelt
                                                92500 Rueil Malmaison

Esther Koplowitz Romero de Juseu  Spanish       Director of VIVENDI
                                                Vice President FCC
                                                Torre Picasso
                                                Plaza Pablo Ruiz Picasso
                                                28020 Madrid

Jean-Marc Espalioux               French        Director of VIVENDI
                                                President du Directoire
                                                ACCOR
                                                Tour Maine Montparnasse
                                                33, avenue du Maine
                                                75755 Paris Cedex 15

                                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                                NAME, PRINCIPAL BUSINESS AND ADDRESS OF
                                                ANY CORPORATION OR OTHER ORGANIZATION
                                                IN WHICH SUCH EMPLOYMENT IS CONDUCTED
NAME                             CITIZENSHIP    IF OTHER THAN VIVENDI S.A.
-----------------------------    -------------- -----------------------------------------
Thomas Middlehoff                 German        Director of VIVENDI
                                                Chairman and CEO
                                                BERTELSMANN Corporation
                                                Carl-Bertelsmann-Strasse 270
                                                D-33311 Gutersloh

Henri Proglio                     French        Senior Executive Vice President
                                                VIVENDI Environment

                                                President of VIVENDI ENVIRONNEMENT


Phillippe Germond                 French        Senior Executive Vice President
                                                VIVENDI Communications

                                                President of CEGETEL


Guillaume Hannezo                 French        Executive Vice President
                                                Finance


Jean-Francois Colin               French        Executive Vice President
                                                Human Resources


Daniel Caille                     French        Executive Vice President


Jean-Francois Dubos               French        Company and Board Secretary


Christine Delavennat              French        Vice President
                                                Corporate Communication

Thierry de Beauce                 French        Vice President
                                                International Affairs

Agnes Audier                      French        Vice President
                                                Strategy and Business Development

Sylvie d'Arvisenet                French        Ethical Standards